FORM 6-K

             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document
No. 1          Director Shareholding dated 28 June 2004
No. 2          FRN Variable Rate Fix dated 29 June 2004
No. 3          FRN Variable Rate Fix dated 29 June 2004
No. 4          FRN Variable Rate Fix dated 29 June 2004
No. 5          Holding(s) in Company dated 30 June 2004
No. 6          Employee Share Option Scheme dated 02 July 2004
No. 7          ERR dated 02 July 2004
No. 8          FRN Variable Rate Fix dated 02 July 2004
No. 9          FRN Variable Rate Fix dated 02 July 2004


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Document No. 1



                                NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 25 June 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 3,125 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,485,844 Shares representing 1.30% of the Company's issued share capital.

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Document No. 2

RE: NORTHERN ROCK PLC
GBP 30,000,000.00
MATURING: 27-Jun-2006
ISSUE DATE: 27-Jun-2003
ISIN: XS0171778268

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-Jun-2004 TO 27-Sep-2004 HAS BEEN FIXED AT 4.878750 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 27-Sep-2004 WILL AMOUNT TO:
GBP 121.63 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881


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Document No. 3

RE: NORTHERN ROCK PLC
GBP 5,000,000.00
MATURING: 26-Sep-2005
ISSUE DATE: 26-Mar-2004
ISIN: XS0189430423

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-Jun-2004 TO 27-Sep-2004 HAS BEEN FIXED AT 4.863750 PCT

INTEREST PAYABLE VALUE 27-Sep-2004 WILL AMOUNT TO:
GBP 120.93 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4


RE: NORTHERN ROCK PLC
GBP 2,482,000.00
MATURING: 29-Sep-2008
ISSUE DATE: 28-Mar-2003
ISIN: XS0166211457

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-Jun-2004 TO 28-Sep-2004 HAS BEEN FIXED AT 4.973750 PCT

INTEREST PAYABLE VALUE 28-Sep-2004 WILL AMOUNT TO:
GBP 12.54 PER GBP 1,000.00 DENOMINATION
GBP 125.37 PER GBP 10,000.00 DENOMINATION
GBP 1,253.66 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



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Document No. 5

                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 29 June 2004 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 21,365,280 ordinary 25p shares of the Company representing a non-beneficial holding of 5.07% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

Document No. 6

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 2 July 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,000 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,483,844 Shares representing 1.30% of the Company's issued share capital.

Document No. 7



RE: NOTHERN ROCK PLC
GBP 1,354,000.00
MATURING: 02-Jul-2009
ISSUE DATE: 02-Jan-2004
ISIN: XS0183044063

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Jul-2004 TO 04-Oct-2004 HAS BEEN FIXED AT 4.956250 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 04-Oct-2004 WILL AMOUNT TO:
GBP 12.76 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 8


RE: NORTHERN ROCK PLC
GBP 1,354,000.00
MATURING: 02-Jul-2009
ISSUE DATE: 02-Jan-2004
ISIN: XS0183044063

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Jul-2004 TO 04-Oct-2004 HAS BEEN FIXED AT 4.956250 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 04-Oct-2004 WILL AMOUNT TO:
GBP 12.76 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 9

RE: NORTHERN ROCK PLC
GBP 2,900,000.00
MATURING: 25-Sep-2009
ISSUE DATE: 25-Sep-2003
ISIN: XS0177209532

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Jul-2004 TO 04-Oct-2004 HAS BEEN FIXED AT 4.866250 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 04-Oct-2004 WILL AMOUNT TO:
GBP 12.53 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  5 July 2004              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary